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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
                            SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              TRISTAR AEROSPACE CO.
                           (NAME OF SUBJECT COMPANY)

                               ALLIEDSIGNAL INC.
                         ALLIEDSIGNAL ACQUISITION CORP.
                                   (BIDDERS)

                            ------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  89674L-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             PETER M. KREINDLER, ESQ.
                               ALLIEDSIGNAL INC.
                               101 COLUMBIA ROAD
                           MORRIS TOWNSHIP, NJ 07962
                                 (973) 455-5513
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                WITH COPIES TO:
                             DAVID K. ROBBINS, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                       350 SOUTH GRAND AVENUE, 32ND FLOOR
                             LOS ANGELES, CA 90071
                                 (213) 473-2000

                            ------------------------

                            CALCULATION OF FILING FEE

       Transaction Valuation:*                  Amount of filing fee:
             $187,371,844                             $37,475

  * For purposes of calculating fee only. This amount is based on a per share offering price of $9.50, for 19,723,352 shares of common stock (including vested options with strike prices lower than $9.50). Pursuant to the Agreement and Plan of Merger, dated as of October 31, 1999, by and among TriStar Aerospace Co. (the 'Company'), AlliedSignal Inc. and AlliedSignal Acquisition Corp. (collectively, the 'Bidders'), the Company represented to the Bidders that, as of such date, it had 17,277,054 shares of common stock issued and outstanding and 4,491,074 shares of common stock reserved for issuance upon exercise of outstanding stock options (2,446,298 of which options are vested and have strike prices lower than $9.50). The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

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

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by AlliedSignal Acquisition Corp., a Delaware corporation ('Offeror'), and a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ('Parent'), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the 'Shares'), of TriStar Aerospace Co., a Delaware corporation (the 'Company'), at a price of $9.50 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 1999 (the 'Offer to Purchase'), and the related Letter of Transmittal (the 'Letter of Transmittal,' which together with the Offer to Purchase, constitutes the 'Offer'), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The subject company is TriStar Aerospace Co., a Delaware corporation, with its principal executive offices located at 2527 Willowbrook Road, Dallas, Texas 75220-4420.

     (b) The information set forth in the Introduction, and Section 1 'Terms of the Offer,' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 'Price Range of Shares; Dividends on the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a) through (d), (g) The information set forth in the Introduction, Section 9 'Certain Information Concerning Offeror,' and Annex I of the Offer to Purchase is incorporated herein by reference.

     (e) None of Offeror, Parent or, to the best knowledge of Offeror or Parent, any person listed in Annex I of the Offer to Purchase has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) None of Offeror, Parent or, to the best knowledge of Offeror or Parent, any person listed in Annex I of the Offer to Purchase has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) and (b) The information set forth in Section 11 'Background of Offer' and Section 13 'The Transaction Documents' of the Offer to Purchase are incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) through (c) The information set forth in Section 10 'Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a) through (e) The information set forth in Section 12 'Purpose of the Offer; The Merger; Plans for the Company,' Section 13 'The Transaction Documents,' and Section 14 'Dividends and Distributions' of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 'Effect of Offer on NYSE Listing, Market for Shares and SEC Registration' of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth in Section 13 'The Transaction Documents' of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 1 'Terms of the Offer,' Section 11 'Background of Offer,' Section 12 'Purpose of the Offer; The Merger; Plans for the Company,' Section 13 'The Transaction Documents,' and
Section 14 'Dividends and Distributions' of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in Section 17 'Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 'Certain Information Concerning Offeror' of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) None or not applicable.

     (b) and (c) The information set forth in Section 16 'Certain Regulatory and Legal Matters' of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 'Effect of Offer on NYSE Listing, Market for Shares and SEC Registration' of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The Offer to Purchase, a copy of which is attached as Exhibit (a)(1) hereto, and the Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) hereto, each of which is incorporated in its entirety herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)          -- Offer to Purchase, dated November 5, 1999.
(a)(2)          -- Letter of Transmittal.
(a)(3)          -- Letter from Georgeson Shareholder Communications Inc., as
                   Information Agent, to Brokers, Dealers, Commercial Banks,
                   Trust Companies and Other Nominees.
(a)(4)          -- Letter to Clients from Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.
(a)(5)          -- Notice of Guaranteed Delivery.
(a)(6)          -- Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.
(a)(7)          -- Form of Summary Announcement, as published on November 5, 1999.
(a)(8)          -- Press Release, as issued by Parent and the Company on November 1, 1999.
(a)(9)          -- Form of Press Release, to be issued by Parent on November 5, 1999.
(b)             -- None or not Applicable.
(c)(1)          -- The Agreement and Plan of Merger, dated as of October 31,
                   1999, among Offeror, Parent and the Company.
(c)(2)          -- Tender and Option Agreement, dated as of October 31,
                   1999, among Offeror, Parent, P. Quentin Bourjeaurd and
                   Charles Balchunas.
(c)(3)          -- Amendment to Employment Agreement, dated as of October
                   31, 1999, between the Company and P. Quentin Bourjeaurd.
(c)(4)          -- Confidentiality Agreement, dated as of April 5, 1999,
                   between Parent and the Company.
(d) through (f) -- None or not applicable.

                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 5, 1999

                                        ALLIEDSIGNAL INC.


                                        By: /s/ PETER M. KREINDLER
                                            .................................
                                            Name: Peter M. Kreindler
                                            Title: Senior Vice President,
                                                   General Counsel and Secretary

                                        ALLIEDSIGNAL ACQUISITION CORP.

                                        By: /s/ PETER M. KREINDLER
                                            .................................
                                            Name: Peter M. Kreindler
                                            Title: President

                                 EXHIBIT INDEX

    EXHIBIT                                                                         PAGE
    -------                                                                         ----
(a)(1)          -- Offer to Purchase, dated November 5, 1999.
(a)(2)          -- Letter of Transmittal.
(a)(3)          -- Letter from Georgeson Shareholder Communications Inc., as
                   Information Agent, to Brokers, Dealers, Commercial Banks,
                   Trust Companies and Other Nominees.
(a)(4)          -- Letter to Clients from Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.
(a)(5)          -- Notice of Guaranteed Delivery.
(a)(6)          -- Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.
(a)(7)          -- Form of Summary Announcement, as published on November 5, 1999.
(a)(8)          -- Press Release, as issued by Parent and the Company on
                   November 1, 1999.
(a)(9)          -- Form of Press Release, to be issued by Parent on November
                   5, 1999.
(b)             -- None or not Applicable.
(c)(1)          -- The Agreement and Plan of Merger, dated as of October 31,
                   1999, among Offeror, Parent and the Company.
(c)(2)          -- Tender and Option Agreement, dated as of October 31,
                   1999, among Offeror, Parent, P. Quentin Bourjeaurd and
                   Charles Balchunas.
(c)(3)          -- Amendment to Employment Agreement, dated as of October
                   31, 1999, between the Company and P. Quentin Bourjeaurd.
(c)(4)          -- Confidentiality Agreement, dated as of April 5, 1999,
                   between Parent and the Company.
(d) through (f) -- None or not applicable.

                          STATEMENT OF DIFFERENCES

The section symbol shall be expressed as..............................'SS'
The registered trademark symbol shall be expressed as.................'r'